SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Futu Holdings Limited

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

36118L 106**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 36118L 106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Stock Market LLC under the symbol “FUTU.” Each ADS represents eight Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36118L 106	Schedule 13G	Page 2 of 9 Pages

1	Name of Reporting Persons Leaf Hua Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 403,750,000 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 403,750,000 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 403,750,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 40.2%. (2) The voting power of the shares beneficially owned represent 71.1% of the total outstanding voting power.
12	Type of Reporting Person IN

(1)

Represents 302,812,500 Class B ordinary shares held by Lera Ultimate Limited, a company incorporated in the British Virgin Islands, and 100,937,500 Class B ordinary shares held by Lera Infinity Limited, a company incorporated in the British Virgin Islands. Both Lera Ultimate Limited and Lera Infinity Limited are controlled by Mr. Leaf Hua Li through family trusts. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2019.

CUSIP No. 36118L 106	Schedule 13G	Page 3 of 9 Pages

1	Name of Reporting Persons Lera Ultimate Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 302,812,500 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 302,812,500 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 302,812,500 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 30.2%. (2) The voting power of the shares beneficially owned represent 53.3% of the total outstanding voting power.
12	Type of Reporting Person CO

(1)	Represents 302,812,500 Class B ordinary shares held by Lera Ultimate Limited.
(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2019.

CUSIP No. 36118L 106	Schedule 13G	Page 4 of 9 Pages

1	Name of Reporting Persons Lera Infinity Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 100,937,500 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 100,937,500 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 100,937,500 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.0%. (2) The voting power of the shares beneficially owned represent 17.8% of the total outstanding voting power.
12	Type of Reporting Person CO

(1)	Represents 100,937,500 Class B ordinary shares held by Lera Infinity Limited.
(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2019.

CUSIP No. 36118L 106	Schedule 13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer: Futu Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 11/F, Bangkok Bank Building. No. 18 Bonham Strand W, Sheung Wan, Hong Kong S.A.R., People’s Republic of China.

Item 2(a).	Name of Person Filing: (i) Leaf Hua Li (ii) Lera Ultimate Limited (iii) Lera Infinity Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

Leaf Hua Li

c/o 11/F, Bangkok Bank Building

No. 18 Bonham Strand W, Sheung Wan

Hong Kong S.A.R., People’s Republic of China

Lera Ultimate Limited

c/o 11/F, Bangkok Bank Building

No. 18 Bonham Strand W, Sheung Wan

Hong Kong S.A.R., People’s Republic of China

Lera Infinity Limited

c/o 11/F, Bangkok Bank Building

No. 18 Bonham Strand W, Sheung Wan

Hong Kong S.A.R., People’s Republic of China

Item 2(c)	Citizenship: Leaf Hua Li - People Republic of China Lera Ultimate Limited - British Virgin Islands Lera Infinity Limited - British Virgin Islands

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

36118L 106

This CUSIP number applies to the American depositary shares (the “ADSs”) of the Issuer, each ADS representing eight Class A ordinary shares of the Issuer, par value $0.00001 per share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

CUSIP No. 36118L 106	Schedule 13G	Page 6 of 9 Pages

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Leaf Hua Li	403,750,000	(1)	40.2	%(2)	71.1	%(3)	403,750,000	(1)	0	403,750,000	(1)	0
Lera Ultimate Limited	302,812,500		30.2	%(2)	53.3	%(3)	302,812,500		0	302,812,500		0
Lera Infinity Limited	100,937,500		10.0	%(2)	17.8	%(3)	100,937,500		0	100,937,500		0

(1)

Represents 302,812,500 Class B ordinary shares held by Lera Ultimate Limited, a company incorporated in the British Virgin Islands, and 100,937,500 Class B ordinary shares held by Lera Infinity Limited, a company incorporated in the British Virgin Islands. Both Lera Ultimate Limited and Lera Infinity Limited are controlled by Mr. Leaf Hua Li through family trusts. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

(2)

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 1,003,642,992 ordinary shares (being the sum of 459,090,941 Class A ordinary shares and 544,552,051 Class B ordinary shares) of the Issuer outstanding as of December 31, 2019 as a single class. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

CUSIP No. 36118L 106	Schedule 13G	Page 7 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

CUSIP No. 36118L 106	Schedule 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

LEAF HUA LI

/s/ Leaf Hua Li

LERA ULTIMATE LIMITED

By:	/s/ Jane Lee/Keith Ng
Name:	Jane Lee/Keith Ng
for and on behalf of Prudence Directors Limited
Title:	Director

LERA INFINITY LIMITED

By:	/s/ Jane Lee/Keith Ng
Name:	Jane Lee/Keith Ng
for and on behalf of Prudence Directors Limited
Title:	Director